OAO Siberian Oil Company

4 Sadovnicheskaya St.,
Moscow, 115035, Russia

tel. +7 (095) 777 3152
fax +7 (095) 777 3151

www.sibneft.ru

03 JAN 23 AM 7:21

sibneft

Нк 05/524/1
от 21.01.2003г.

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

03003237

SUPPL

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Very truly yours,

Valery A. Oif
Vice President

dlw 1/24

ANNEX A

Exhibit 1: Publication in the FSC Bulletin Supplement ("Vestnik") № 88, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 15 November, 2002

Exhibit 2: Publication in the FSC Bulletin Supplement ("Vestnik") № 88, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 15 November, 2002

Exhibit 3: Publication in the FSC Bulletin Supplement ("Vestnik") № 88, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 15 November, 2002

Exhibit 4: Publication in the FSC Bulletin Supplement ("Vestnik") № 91, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 27 November, 2002

Exhibit 5: Official press-release on the fact that Sibneft Sibneft Successfully Floats $500 Million Eurobond, dated 26 November, 2002

Exhibit 6: Official press-release on the fact that Sibneft Receives B+ Long-Term Credit Rating from Standard & Poor's, dated 26 November, 2002

Exhibit 7: Official press-release on the fact that LUKOIL, Sibneft, TNK, and UKOS Sign Memorandum of Understanding on Murmansk Pipeline, dated 27 November, 2002

Exhibit 8: Official press-release on the fact that Sibneft Calls Shareholder Meeting, dated 29 November, 2002

Exhibit 9: III Quarter 2002 Report furnished to the Federal Securities Commission of the Russian Federation on November 30, 2002

File No. 82-4882

Exhibit 1

Publication in the FSC Bulletin Supplement ("Vestnik") № 88, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 15 November, 2002

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **29.10.2002**
Code: **0400146A29102002**

JSC Sibneft has established the subsidiary named LLC "Fin-Trade" with 100 per cent share.
Legal address: 141008, Moscow region, Mytischi, Novomytischinskiy Avenue, 19
Postal address: 141008, Moscow region, Mytischi, Novomytischinskiy Avenue, 19
Date of the changing: 29.10.2002

Vice President E.Y.Poltorak

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 88, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 15 November, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **06.11.2002**
Code: **1300146A06112002**

At OJSC "Sibneft" Board meeting held on 06 November, 2002 the following resolves were made on the issues of agenda:

On the second issue of agenda "To approve the major transactions":
"2.1. To recommend the Extraordinary General Meeting of Shareholders of JSC Sibneft to approve to make loan to LLC Fin-Trade in the amount in roubles which is equivalent to 1.7 billion US dollars, and to approve mentioned transaction as major transaction at the EGM.

2.2. To recommend the Extraordinary General Meeting of Shareholders of JSC Sibneft to approve loan agreements executed by JSC Sibneft from March 2001 till October 2002 as interconnected transactions which are in total make major transaction with the total amount which is equivalent to 2 158 million US dollars and to approve mentioned transaction as major transaction at the EGM."

On the third issue of agenda " To hold an extraordinary general shareholders' meeting of JSC Sibneft":
"3.1. To hold an extraordinary general shareholders' meeting on 21 December, 2002 in the form of an absentee voting with the following agenda:

1. To approve the charter of JSC Sibneft in new edition.
2. To approve the major transactions.

3.2. The summation of the voting results on the issues of agenda shall be committed to the Company registrar OJSC "Registrator R. O. S. T." acting as a calculating commission of 21 December, 2002 at 14:00 hours at Moscow, Stromynka St., 18, building 13.
Potapov K. N. shall be appointed Chairman of the special general shareholders' meeting, Novikov V. I. shall be appointed secretary of the special general shareholders' meeting, both shall be in charge of the drawing up of the Minutes of the Meeting.

3.3. To establish the date of compiling a list of persons entitled to take part in the extraordinary general OJSC "Sibneft" shareholders' meeting as of 06 November, 2002 at 19:00 hours.

3.4. To confirm the following information list presented to the shareholders during preparation to the extraordinary general shareholders' meeting:
- Draft of the charter of JSC Sibneft in new edition;
- Information on the questions of agenda;
- Recommendations of the Board of Directors for the voting at the EGM"

8 members of the Board of Directors from 9 took part in the Meeting. Decisions on the second and third questions of agenda were made unanimously.

Vice President E.Y.Poltorak

Exhibit 3

Publication in the FSC Bulletin Supplement ("Vestnik") № 88, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 15 November, 2002

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **06.11.2002**
Code: **1500146A06112002**

At OJSC "Sibneft" Board meeting held on 06 November, 2002 in regards of the third issue of agenda "On Holding an Extraordinary General Shareholders' Meeting" there was a resolve made to establish a date of compiling a list of the shareholders entitled to take part in the extraordinary general shareholders' meeting as 06 November, 2002, as of 19:00 hours.

Vice President E.Y.Poltorak

Exhibit 4

Publication in the FSC Bulletin Supplement ("Vestnik") № 91, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 27 November, 2002

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **19.11.2002**
Code: **1300146A19112002**

At OJSC "Sibneft" Board meeting held on 19 November, 2002 the following resolves were made on the issues of agenda:
1. To insert amendments into the agenda of the EGM.
2. To approve the text of the notice of the holding of the EGM.
3. To approve the form and text of the voting bulletins at the EGM of shareholders.

On the first question:
1.1. "To insert the following amendments into the agenda of the Extraordinary General Meeting of shareholders, held on 21 December 2002:
- to insert into the agenda the question on approving the new edition of the Regulation on the Board of Directors of JSC Sibneft;
- to exclude from the agenda the question on approving the facility agreements, executed by JSC Sibneft, which in aggregate form the major transaction. Examination of this question will be postponed until it will be specified the amount of major loans.

1.2. To approve the following agenda of the Extraordinary General Meeting of shareholders, held on 21 December 2002:
1. To approve the charter of JSC Sibneft in new edition.
2. To approve the Regulation on the Board of Directors of JSC Sibneft in new edition.
3. To approve the major transaction."

On the second question:
"2.1. To approve the text of the notification for shareholders of the holding of the EGM of JSC Sibneft (Annex 1)"

On the third question:
"3.1. To approve the form and text of the voting bulletins at the EGM of shareholders of JSC Sibneft
3.2. To charge the registrar to send notifications of the EGM and bulletins for voting on questions of the agenda to shareholders by the registered mail – till 21 November, 2002 and also to publish till mentioned date the announcement of holding of the Meeting in newspaper "Rossiyskaya Gazeta""

9 members of the Board of Directors took part in the Meeting. Decisions on all questions of agenda were made unanimously.

Annex 1

NOTIFICATION
of the Extraordinary Meeting of Shareholders of JSC Sibneft

Dear Shareholder!

Joint Stock Company Siberian Oil Company (the "Company"), located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Extraordinary Meeting of Shareholders of JSC Sibneft will be held in the form of absentee voting on 21 December, 2002.

The date of compilation of the list of shareholders entitled to participate in the Meeting – 06 November, 2002 (at 7:00 p.m.).

Agenda of the Meeting:

4. To approve the Charter of JSC Sibneft in new edition.
5. To approve the Regulation on the Board of Directors of JSC Sibneft in new edition.
6. To approve major transaction.

Results of the Extraordinary Shareholders Meeting will be summed up on 21 December, 2002 at 2.00 p.m. in OJSC Registrator R.O.S.T. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13

All information, provided to shareholders in preparation for the Meeting, will be available after 21 November, 2002:

- at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.), address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13, tel.: +7 (095) 786-69-75;
- at JSC Sibneft, address: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;
- at the Secretariat of the Board of Directors of JSC Sibneft, address: Russian Federation, 113035, Moscow, Sadovnicheskaya St., 4, tel.: +7 (095) 777-31-26, 961-13-24.
- at securities department of JSC "Sibneft-NNG", address: Russian Federation, Noyabrsk, Lenin St., 59/87, tel.: (34-564) 4-61-00.

You may also find all information materials for the shareholder's meeting at our web-site in Internet www.sibneft.ru.

Please fill in the bulletins. Bulletins of shareholders-natural persons should be signed by shareholder personally.

In the event when bulletins are signed by:

- shareholder's representative, then properly executed power of attorney should be enclosed with the bulletins. A power of attorney of shareholder representative should be notarized or should be according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.
- representative of natural person then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative acts should be enclosed with the bulletins;
- head of juridical person then position, first name and last name attested by seal of organization should be specified in the bulletins.

Filled and signed bulletins for absentee voting should be presented to OJSC Registrator R.O.S.T. at the address: 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, tel.: (095) 786-69-75, personally or by mail till 12:00 (Moscow time) 21.12.2002.

Results of the Extraordinary Shareholders Meeting will be published in newspaper "Business in Russia" (supplement to "Rossiyskaya Gazeta") not later than 15 January, 2003.

Vice President E.Y.Poltorak

Exhibit 5

Official press-release on the fact that Sibneft Successfully Floats $500 Million Eurobond, dated 26 November, 2002

File No. 82-4882

Sibneft Successfully Floats $500 Million Eurobond

Moscow, November 26, 2002; Sibneft has successfully floated a $500 million Eurobond under Regulation S. The January 2009 bond carries a coupon of 10.75% and was placed at par value. The transaction was arranged by Schroder Salomon Smith Barney.

Sibneft carries a 'Ba3' rating from Moody's Investors Service (outlook: stable) and 'B+' rating from Standard & Poor's (outlook: developing). The company also has local currency ratings of 'Ba2' from Moody's and 'B+' from Standard & Poor's, and an S&P Russian national scale rating of 'ruAA'.

"We were very pleased by the strong interest shown by a broad cross-section of international investors, including many who were investing in Sibneft bonds for the first time," said Eugene Shvidler, president of Sibneft. "This successful exercise testifies to Sibneft's strong name recognition in the investor community, and pays tribute to our strategy and financial strength, as well as our efforts to set high standards of management practice."

This marks the fourth transaction on international capital markets for Sibneft, which was the first Russian company to issue a Eurobond. Sibneft previously issued a $150 million three-year bond in 1997, a $200 million six-month note in 1998, and a five-year, $400 million bond earlier this year. The new Eurobond is the longest bond deal by a Russian corporate borrower to date and was completed in one day.

Exhibit 6

Official press-release on the fact that Sibneft Receives B+ Long-Term Credit Rating from Standard & Poor's, dated 26 November, 2002

File No. 82-4882

Sibneft Receives B+ Long-Term Credit Rating from Standard & Poor's

Moscow, November 26, 2002; Standard & Poor's Ratings Services has assigned a 'B+' long-term corporate credit rating to Sibneft, with an outlook of 'developing'. Sibneft also has received an 'ruAA' national scale rating from Standard & Poor's.

In a statement, Standard & Poor's explained that the Sibneft ratings reflect the company's "vertically-integrated structure, above-average asset quality, strong profitability and cash flow projection, and relatively modest debt with an unusually long-term maturity profile." The rating agency noted that Sibneft features younger oil fields than its peers, operates one of the best and most sophisticated refineries in Russia, fully controls all key operating subsidiaries, and has good potential to continue production growth.

"The ratings assigned to Sibneft by Standard & Poor's are confirmation of our solid business strategy and industry leadership," said Eugene Shvidler, president of Sibneft. "Our focus on sustainable growth and our prudent borrowing policy have resulted in Sibneft achieving a long-term corporate credit rating on par with the highest ratings assigned to any private Russian company."

In November 2001, Moody's Investors Service assigned Sibneft the first Russian corporate foreign currency rating that pierced the sovereign ceiling. Moody's currently assigns Sibneft a 'Ba3' foreign currency rating and 'Ba2' local currency rating.

File No. 82-4882

Exhibit 7

Official press-release on the fact that LUKOIL, Sibneft, TNK, and YUKOS Sign Memorandum of Understanding on Murmansk Pipeline, dated 27 November, 2002

LUKOIL, Sibneft, TNK, and YUKOS Sign Memorandum of Understanding on Murmansk Pipeline

Moscow. November 27, 2002. A Memorandum of Understanding on a project for the construction of a pipeline system to ship crude oil through a sea terminal near Murmansk was signed today in Moscow by the President of LUKOIL Vagit Alekperov, YUKOS' Chairman of the Executive Committee of the Board of Directors Mikhail Khodorkovsky, the President of Sibneft Evgeny Shvidler and the Executive Director of TNK German Khan. The Murmansk pipeline system project will be the first oil & gas transportation undertaking in the history of Russia to be jointly implemented by the largest Russian private oil companies.

The parties agreed to prepare in the shortest time possible a Declaration of Intent regarding the project (DIP). Subsequent to the execution of the Declaration of Intent the parties will then progress with design & engineering, select the optimum route of the pipeline, agree the specifications of the pipeline facilities and prepare a detailed project schedule. Also, the parties will work out the commercial aspects of the project, including the type and level of oil commitments, budget and scheme of financing, ownership structure, and access to the pipeline operation of third parties willing to ship their crude via the pipeline.

It is anticipated that the DIP will be completed in April 2003. The investment case, feasibility study and design drawings for pipeline construction will be prepared during 2003-2004. Construction is to start in 2004 and the pipeline is to be operational in 2007.

The Murmansk pipeline is expected to carry up to 80 million tons a year with most of the crude going to Western Europe and North America. The parties are currently considering two pipeline routes: Western Siberia-Ukhta-Murmansk (3,600 km) and Western Siberia-Usa-Murmansk via the White Sea (2,500 km).

By preliminary estimates the total cost of the project may vary from $3.4 billion to $4.5 billion depending on the route. The project will contribute to Russian federal and regional budgets during the life of the pipeline with overall tax revenues preliminarily estimated at $9.2 billion including $4 billion to the federal budget and $5.2 billion for regional budgets. It is estimated that up to 6,000 jobs will be created during construction and 2,000 new jobs during the operation of the pipeline system.

File No. 82-4882

Exhibit 8

Official press-release on the fact that Sibneft Calls Shareholder Meeting, dated 29 November, 2002

Sibneft Calls Shareholder Meeting

Moscow, November 29, 2002; Sibneft will hold an extraordinary shareholder meeting on December 21, 2002, in accordance with decisions taken by the company's board of directors on November 6 and 19. All shareholders included on the shareholder register at the close of business on November 6, 2002 will be eligible to participate in the meeting.

Shareholders will be asked to approve amendments to the Sibneft corporate charter related to the acquisition of Antarex, a trading company operating on the domestic market. They will also be asked to approve a substantial transaction and to consider changes to the bylaws on the board of directors so as to bring them in line with the new corporate information policy.

File No. 82-4882

Exhibit 9

III Quarter 2002 Report furnished to the Federal Securities Commission of the Russian Federation on November 30, 2002

File No. 82-4882

"Authorized"

by the Board of Directors of Joint Stock Company
"Siberian Oil Company"
Minutes No. 109 dated 05 October, 2002

Secretary of the Board of Directors V.I. Novikov ____________
(Signature)

Seal

QUARTERLY REPORT

ISSUER OF SECURITIES

For: Quarter III, 2002

Joint Stock Company "Siberian Oil Company"

Issuer Code: 00146-A

Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Postal address: 115035 Moscow, Sadovnicheskaya St., 4

Information contained in this information memorandum is subject to disclosure requirements in accordance with the laws and regulations of the Russian Federation

President E.M.Shvidler ________________
(signature)

Chief Accountant E.N.Sukharkova ________________
(signature)

30.10.2002

(Seal)

Contact person: ***Vladimir Ivanovich Novikov***
Head of Corporate Management Department
Tel.: ***(095) 777 31 17*** Fax: ***(095) 777 31 27***
E-mail: ***Annak@sibneft.ru***

A. Description of the Issuer

9. Full company name of the Issuer.
Joint Stock Company "Siberian Oil Company"

10. Abbreviated company name of the Issuer.
JSC "Sibneft"

11. Information on changes of the company name and legal form of the Issuer.
Company name and legal form of Company have not been changed

12. State registration status.
Date of state registration: ***October 6, 1995***
Registration number: ***38606450***
Name of the authority issuing state registration: ***Omsk City Registration Chamber, Omsk City Government***

Licenses:
Number: *СЛХ № 00562 NE*
Date of issue: ***December 30, 1998***
License expiration date: ***December 29, 2023***
Name of the authority issuing the license: ***YNAO Committee on mineral resources, Ministry of natural resources RF, Administration of YNAO***
Type of activity: ***geological studies, searches and production of oil and gas within the boards of Romanovskoye field.***

Number: ***OMC № 00093 NE***
Date of issue: ***September 28, 2000***
License expiration date: ***October 1, 2025***
Name of the authority issuing the license: ***Ministry of natural resources RF, Administration of Tarsky area***
Type of activity: ***geological research and production of hydrocarbon within the boards of south-western part of Krapivinskoe field (Omsk region)***

Number: ***00100 OMC НП***
Date of issue: ***November 13, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Ministry of natural resources, Committee on mineral resources of Omsk region***
Type of activity: ***geological research within the boards of Prigranichnyy area***

Number: ***00948 СЛХ HP***
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of Valyntoyskiy area***

Number: ***00946 СЛХ HP***
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of Pyakutinskiy area***

Number: ***00947 СЛХ HP***
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***

Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of North-Noyabrsk area***

Number: ***10970 СЛХ НП***
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Ministry of natural resources***
Type of activity: ***geological research within the boards of Aykhettinskiy area***

Number: ***10969 СЛХ НП***
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research within the boards of Vorgenskiy area***

Number: ***10969 СЛХ НП***
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research within the boards of Vorgenskiy area***

Number: ***СЛХ #00934 ВЭ***
Date of issue: ***December 18, 2000***
License expiration date: ***December 17, 2005***
Name of the authority issuing the license: ***Committee on mineral resources of Ministry of natural resources RF***
Type of activity: ***output of sweet subterranean water for drinking and production water supply of the boards of 1,2 Romanovskoe area***

Number: ***62ЭК №15-1150***
Date of issue: ***February 09, 2001***
License expiration date: ***February 09, 2004***
Name of the authority issuing the license: ***Federal mining and industrial inspectorate of RF***
Type of activity: ***exploitation of oil and gas productions and exploration by contractors acting under licences***

Number: ***62СТ №15-1151***
Date of issue: ***February 09, 2001***
License expiration date: ***February 09, 2004***
Name of the authority issuing the license: ***Federal mining and industrial inspectorate of RF***
Type of activity: ***exploitation of oil and gas productions and exploration by contractors acting under licenses***

13. Taxpayer's identification number.
5504036333

14. Type of Activity.
Codes of OKONH:
71100 – Wholesale Trade
11220 – Oil Refining Industry
11232 – Natural Gas Refining
11233 – Oil Gas Refining
11210 – Oil Industry
71200 – Retail Trade

96420 – Exchange Transactions
84100 – Intermediate Services in Purchase and Sale of Goods, Securities, Currency
72200 – Foreign Trade of Private Companies
80100 – Supply
80200 – Sale

15. Legal address, postal address and contact phone numbers.

Legal address: ***646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85***
Postal address: ***115035 Moscow, Sadovnicheskaya St., 4***
Tel.: ***(095) 777 31 52*** Fax: ***(095) 777 31 51***
E-mail: ***No E-mail***

16. Auditors.

Company name: Closed JSC "Ernst and Young Vneshaudit"
Legal address: 103062 Moscow, Podsosenskiy Per., 20/12
INN (taxpayer's identification number): 7717025097
Postal address: 113062 Moscow, Podsosenskiy Per., 20/12
Tel.: (095) 755-97-00 ***Fax:*** (095) 755-97-10
E-mail: No E-mail

License:
Number: ***004768***
Date of issue: ***February 08, 2002***
License expiration date: ***February 08, 2005***
Name of the authority issuing the license: ***Finance Ministry***

17. Registrars.

Registrar:
Name of the registrar: ***Open JSC "Registrator R.O.S.T." (renamed from Open JSC "Company-registrar "Panorama")***
Legal address: ***Russia, Moscow, Stromynka St., 18, bldg. 13***
Postal address: ***107996 Moscow, Stromynka St., 18, p/b. 9***
Tel.: ***(095) 786-69-70, 786-69-75*** Fax: ***(095) 786-69-74***
E-mail: ***rrost@rrost.ru***

License:
Number: ***01071***
Date of issue: ***August 08, 1996***
License expiration date: ***January 08, 2003***
Name of the licensing authority: ***Federal Securities Commission***

Date since which the registrar has kept the register of the Issuer: ***30.12.2001***

No save keeping of the issued securities of the Issuer in reporting quarter.

18. Depository.
No depository

19. The shareholders of Issuer.
Total number of shareholders (members): ***13 308***

Shareholders (members) owning not less than 5% of the Charter Capital of the issuer:

19.1 Company name: ***Closed JSC "ING BANK (EURASIA) CJSC" (Nominee)***
Legal address: ***123022 Moscow, Krasnaya Presnya, 31***
Postal address: ***123022 Moscow, Krasnaya Presnya, 31***
Share in the Charter Capital of issuer: ***24.1578 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.1.1 Company name: ***no data***

19.2 Company name: ***Closed JSC "ABN AMRO BANK A.O." (Nominee)***
Legal address: ***103009 Moscow, Bolshaya Nikitskaya St., 17, bldg. 1***
Postal address: ***103009 Moscow, Bolshaya Nikitskaya St., 17, bldg. 1***
Share in the Charter Capital of issuer: ***19.6885 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.2.1 Company name: ***no data***

19.3 Company name: ***JSC "West-Siberian Depository"(Nominee)***
Legal address: ***Russian Federation 644043 Omsk region, Omsk, Kemerovskaya St., 10***
Postal address: ***101000 Moscow, Myasnitskaya St., 38***
Share in the Charter Capital of Issuer: ***19.4567 % (nominee)***
Shareholders (members) owning not less than 25% of Charter capital of shareholder (members) of issuer:
19.3.1 Company name: ***no data***

19.4 Company name: ***Non-profit partnership "NATIONAL DEPOSITORY CENTER" (Nominee)***
Legal address: ***117049 Moscow, Zhitnaya St., 12***
Postal address: ***103009 Moscow, Sredniy Kislovskiy pereulok, 1/13***
Share in the Charter Capital of issuer: ***14.8657 % (nominee)***
Shareholders (members) owning not less than 25% of Charter capital of shareholder (members) of issuer:
19.4.1 Company name: ***no data***

19.5 Company name: ***Limited Liability Company "DEUTSCHE BANK" (Nominee)***
Legal address: ***129090 Moscow, Shchepkina St., 4***
Postal address: ***129090 Moscow, Shchepkina St., 4***
Share in the Charter Capital of issuer: ***13.8543 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.5.1 Company name: ***no data***

19.6 Company name: ***Closed JSC "Depository-Clearing Company" (Nominee)***
Legal address: ***125047 Moscow, Tverskaya-Yamskaya 1st St., 13***
Postal address: ***129090 Moscow, Staraya Basmannaya St., 14/2, bldg. 4***
Share in the Charter Capital of issuer: ***5.0024 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.6.1 Company name: ***no data***

20. Management structure.

The governing bodies of JSC Sibneft are its General Shareholders' Meeting, Board of Directors, individual executive body – President and collective executive body – Management Board. The highest governing body of the Company is its General Shareholders' Meeting. The Board of Directors provides overall guidance of the Company's activities, with the exception matters under the exclusive competence of the General Shareholders' Meeting. The Board of Directors of the Company is composed of nine individuals, to be elected by the General Shareholders' Meeting.

The competence of General Shareholders' Meeting (members) of the Issuer in accordance with its Charter (constituent documents) is as follows:

1) making changes and additions to the Company's Charter or approving the new wording of the Company's Charter (except cases provided in paras 2-5 of Article 12 of the federal law On Joint-Stock Companies);
2) reorganizing the Company;
3) liquidating the Company, appointing the liquidation commission and approving the intermediate and final liquidation balancesheets;

4) electing members of the Company's Board of Directors and an early termination of their powers;
5) electing the Company's President and an early termination of his powers;
6) electing members of the Company's auditing commission and an early termination of their powers;
7) approving the auditor of the Company;
8) deciding on the quantity, nominal value and category (type) of announced stock and the rights provided by the stock;
9) increasing the Company's equity;
10) placing the Company's emitted securities convertible into stock;
11) reducing the Company's equity by reducing the nominal value of stock through acquisition by the Company of a part of the stock in order to reduce the overall quantity, as well as through redemption of stock (stock held by the Company) acquired and bought-out by the Company;
12) approving annual reports, the annual accounting reports, including the Company's profit and loss statements (profit and loss accounts), as well as distributing the profit, including payment (announcing) of dividends and losses of the Company, based on the results of the fiscal year;
13) defining the procedure for holding a general meeting of shareholders;
14) fragmenting and consolidating stock;
15) deciding to approve deals in cases provided by Article 83 of the federal law On Joint-Stock Companies;
16) deciding to approve major deals in cases provided by Article 79 of the federal law On Joint-Stock Companies;
17) deciding on participation in holding companies, financial-industrial groups, associations and other associations of commercial entities;
18) approving internal documents regulating the activity of the Company's bodies, including Regulation on the General Meeting of Shareholders, Regulation on the Board of Directors, Regulation on the President, Regulation on the Management Board, and Regulation on the Procedure of Activity of the Auditing Commission;
19) deciding on remuneration and (or) compensation of expenses to members of the Company's auditing commission, related to the performance by them of their duties during the period in which they discharge their duties; establishing the amount of such remuneration and compensations;
20) deciding on remuneration and (or) compensation of expenses to members of the Company's Board of Directors, related to the performance by them of their functions of members of the Board of Directors during the period in which they discharge their duties; establishing the amount of such remuneration and compensations;
21) deciding on compensation from the resources of the Company of expenditure to persons and entities -- initiating an early general meeting of shareholders, of expenditure involved in preparing and holding that meeting;
22) deciding on transfer of powers of the single "one-person" executive body of the Company, under an agreement, to a commercial organization (managing organization) or to an individual entrepreneur (the manager);
23) deciding on an early termination of the powers of the managing organization or the manager;
24) defining the list of additional documents, the keeping of which by the Company is binding;
25) deciding on other issues provided by the federal law On Joint-Stock Companies.
The general meeting of shareholders is not authorized to examine and decide on issues not placed by the law and the Company's Charter within its competence. The general meeting of shareholders is not authorized to decide on issues not included in the meeting's agenda or to change the agenda.

The competence of the Issuer's Board of Directors in accordance with its Charter (constituent documents) is as follows:

The Company's Board of Directors conducts day-to-day running of the Company, except for issues that have been referred by federal laws and the Charter to the jurisdiction of the general shareholders meeting. The competence of the Board of Directors:

1) determining priority areas of the Company's development, including strategic objectives of the Company, the main types of activity and regions of operation, the dividend policy, a long-term and medium-term development strategy of the Company, endorsing the annual business plans of the Company;

2) calling the annual and extraordinary general shareholders meetings, except for cases provided for in Clause 8, Article 55 of the federal law On Joint Stock Companies;

3) endorsing the agenda of the general shareholders meeting;

4) determining the date when a list of people entitled to attend the general shareholders meeting is to be drawn up, and other issues referred to the jurisdiction of the Company's Board of Directors in accordance with Chapter VII of the federal law On Joint Stock Companies and connected with the preparation and conduct of the general shareholders meeting;

5) giving preliminary endorsement to the Company's annual reports, annual accounting reports, including profit/loss statements based on the results of a fiscal year;

6) appointing members of the Company's Management Board;

7) terminating the powers of the members of the Company's Management Board ahead of time;

8) endorsing an agreement on the transfer of the powers of the one-person executive body of the Company to a commercial organization (management organization) or individual entrepreneur (manager);

9) adopting decisions on the creation of a temporary one-person executive body of the Company and on the holding of an extraordinary general shareholders meeting to solve the question of early termination of the powers of the Company president or the management organization (manager) and the election of the president of the Company or the transfer of the powers of the one-person executive body to the management organization or the manager if the president of the Company or the management organization (manager) cannot discharge their duties;

10) adopting a decision on the suspension of the powers of the Company president or the management organization or the manager. Simultaneously with this decision the Company's Board of Directors has to adopt a decision on the creation of a temporary one-person executive body of the Company and the holding of an extraordinary general shareholders meeting to solve the question of early termination of the powers of the Company president or the management organization (manager) and the election of the president of the Company or the transfer of the powers of the one-person executive body to the management organization or the manager;

11) placing bonds and other emission securities that cannot be converted into shares;

12) endorsing the decision to issue securities, prospectuses of issue, a report on the results of the emission of securities, and adopting changes and additions to them;

13) endorsing quarterly reports of the emission of securities;

14) determining the price (money value) of property, the price of placement and redemption of securities in cases provided for in the federal law On Joint Stock Companies;

15) acquiring shares placed by the Company in accordance with Clause 2, Article 72 of the federal law On Joint Stock Companies;

16) acquiring bonds and other securities placed by the Company in cases provided for in the federal law On Joint Stock Companies;

17) issuing recommendations to the general shareholders meeting with regard to the size of rewards and compensations paid to members of the Auditing Commission;

18) determining the size of remuneration for the services of the auditor;

19) issuing recommendations to the general shareholders meeting with regard to the size of dividends on shares and the procedure for the payment of dividends;

20) issuing recommendations to the general shareholders meeting with regard to the distribution of profit and losses of the Company based on the results of a fiscal year;

21) using the reserve and other funds of the Company;

22) endorsing internal documents of the Company except for internal documents regulating the work of the Company's bodies endorsed by decision of the general shareholders meeting, and other internal documents of the Company, the endorsement of which is referred by the Charter to the jurisdiction of the one-person executive body, adopting changes and additions to these documents;

23) creating and liquidating branches and representative offices of the Company, endorsing regulations on the branches and representative offices, adopting changes and additions to same;

24) adopting amendments to the Company's Charter connected with the creation of branches, the opening of representative offices or their liquidation;

25) endorsing major transactions in cases provided for in Chapter X of the federal law On Joint Stock Companies;

26) endorsing transactions in cases provided for in Chapter XI of the federal law On Joint Stock Companies;

27) confirming the Company's registrar and the terms of contract with him, as well as terminating the contract with same;

28) adopting at any time a decision to audit the Company's financial and economic activities;

29) selecting a person authorized to sign a contract on behalf of the Company with the president (management organization or manager) and members of the Company's Management Board;

30) endorsing the main provisions of contracts with the president and members of the Company's Management Board;

31) drawing up a list of additional documents that are required to be kept in the Company;

32) endorsing the procedures of internal control over the financial and economic activities of the Company;

33) endorsing internal procedures for managing risks, ensuring compliance, analyzing the effectiveness of such procedures and improving them;

34) other issues provided for in the federal law On the Joint Stock Companies and the Charter.

Issues referred to the competence of the Company's Board of Directors cannot be delegated to the Company's executive body for resolution.

The competence of the individual executive body and the collective executive body of the Issuer in accordance with its Charter (constituent documents) is as follows:

The President of the Company that is the individual executive body of the Company. All the issues of managing the current activities of the Company except the issues that are within the competence of the General Meeting of Shareholders, the Board of Directors and the management board of the Company shall be within the competence of the President.

The President shall organize implementation of the decisions of the General Meeting of Shareholders, the Board of Directors and the management board of the Company.

The President shall act on behalf of the Company without a power of attorney, represent its interests, approve its staff chart, issue orders and directives that are binding on all the employees of the company.

The President shall effect transactions on behalf of the Company, including independent transactions connected with the acquisition, alienation or possible alienation by the Company, directly or indirectly, of the property whose value accounts for less than 10 percent of the book value of the Company's assets as determined in accordance with the accounting report as of the last reporting date unless a different procedure of effecting such deals is envisaged by the federal law On Joint Stock Companies and these Charter.

Transactions connected with acquisition, alienation or possible alienation by the Company, directly or indirectly, of property whose value accounts for 10 percent or more of the book value of the assets of the Company, with the exception of the transactions effected in the course of normal business activities, as well as any other transactions for which a different procedure is envisaged under the federal law On Joint Stock Companies and these Charter, may be effected by the President provided a prior decision to the effect has been taken by the authorized body of the Company management board.

The rights and duties, the terms and remuneration of the services of the President of the Company shall be determined by the agreement concluded between the President and the Company. The agreement on behalf of the Company shall be signed by the Chairman of the Board of Directors or the person authorized by the Board of Directors of the Company.

The President shall be elected by the General Meeting of Shareholders for a term of 5 years unless the General Meeting of Shareholders determines a different term.

The Management Board that is Collective Executive Body within its competence shall:

1) preparing proposals on general guidelines of the activities and development of the Company, investment, credit and financial and price policy;

2) preparing proposals on the main parameters and terms of the issue of securities and on dividend policy;

3) ensuring regular expert examination of the financial and economic activities of the Company;

4) making decisions on the conclusion of transactions connected with acquisition, alienation or possible alienation by the Company, direct or indirect, of the property whose value at the time of the decision accounts for between 10 and 25 percent of the book value of the Company assets with the exception of transactions performed in the course of normal economic activities of the company;

5) preparing proposals on the organizational structure of the Company;

6) making decisions on the signing of the Collective Agreement by the Company and approving the terms thereof.

The members of the management board shall be appointed by the Board of Directors of the Company. They shall be three in number and shall be appointed for a term of 5 years unless a different term is established by decision of the Board of Directors. The powers of any member of the management board may be terminated by the Board of Directors of the Company.

The president of the Company shall perform the functions of the chairman of the management board.

The procedure of the work and making of decisions by the management board shall be determined by an internal document of the Company approved by the General Meeting of Shareholders.

21. Members of the Board of Directors of the Issuer

The Board of Directors
Chairman of the Board of Directors: ***Potapov Konstantin Nikolaevich***

Members of the Board of Directors:
Independent Director Vinchel Mikhail Genrikhovich
Born in: ***1961***

Positions held for the last 5 years:
Term: ***1995 -present***
Company: ***JSC "Investment company Prospect"***
Position: ***General Director***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting quarter:
Salary (roubles): ***0***
Bonus (roubles): ***0***
Fees (roubles): ***0***
Other material provisions (roubles): ***0***
Total (roubles): ***0***

Independent Director Gavrikov Albert Alexeevich
Born in: ***1970***

Positions held for the last 5 years:
Term: ***1995 -present***
Company: ***Investment company Aton***
Sphere of activity: ***Stock market***
Position: ***Managing Director***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting quarter:
Salary (roubles): ***0***
Bonus (roubles): ***0***
Fees (roubles): ***0***
Other material provisions (roubles): ***0***
Total (roubles): ***0***

Independent Director Tyryshkin Ivan Aleksandrovich
Born in: ***1973***

Positions held for the last 5 years:
Term: ***1996 -1998***
Company: ***Federal Commission on Securities***
Position: ***Head of Department***

Term: ***1998 - 2001***
Company: ***National Association of participants of stock market***
Position: ***President***

Term: ***2001 - present***
Company: ***Non-profit partnership "Stock Exchange RTS"***
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting quarter:
Salary (roubles): ***0***
Bonus (roubles): ***0***
Fees (roubles): ***0***
Other material provisions (roubles): ***0***
Total (roubles): ***0***

Shvidler Eugene Markovich
Born in: ***1964***

Positions held for the last 5 years:
Term: ***1998 - 1999***
Company: ***JSC Sibneft***
Position: ***Acting President***

Term: ***1999 - present***
Company: ***JSC Sibneft***
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Breeva Tatyana Alekseevna
Born in: ***1951***

Positions held for the last 5 years:
Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Head of Internal Audit Department***

Term: ***1999 - 2001***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Chief Accountant***

Term: ***2001 - present***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Vice-president on Finance***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Novikov Vladimir Ivanovich
Born in: ***1945***

Positions held for the last 5 years:
Term: ***1996 -present***
Company: ***JSC Sibneft***
Position: ***Head of Corporate Management Department***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Potapov Konstantin Nikolaevich
Born in: ***1956***

Term: ***1998 -present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***0.0121%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting quarter:
The information is confidential

Oif Valeriy Aleksandrovich
Born in: ***1964***

Positions held for the last 5 years:
Term: ***1998 - present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Poltorak Evgeniy Yakovlevich
Born in: ***1947***

Positions held for the last 5 years:
Term: ***1997- present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***0.0009%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

22. The individual executive body and the Collective executive body of the Issuer.

The individual executive body and members of the Collective executive body of the Issuer:

Korsik Aleksandr Leonidovich
Born in: ***1956***

Positions held for the last 5 years:
Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Position: ***Head of Strategic Development Department***

Term: ***1999 - present***
Company: ***JSC Sibneft***
Position: ***First Vice-president***

Term: ***1999 - 2001***
Company: ***JSC Sibneft***
Position: ***Since March 5, 2001 Mrs. Panchenko stopped performing her duties because of her entering the government service***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period (rubles):
The information is confidential

Shvidler Eugene Markovich
Born in: ***1964***

Positions held for the last 5 years
Term: ***1998 – 1999***
Company name: ***JSC Sibneft***
Position: ***Acting President***

Term: ***1999 – present***
Company name: ***JSC Sibneft***
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period (rubles.):
The information is confidential

Breeva Tatyana Alekseevna
Born in: ***1951***

Positions held for the last 5 years:
Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Head of Internal Audit Department***

Term: ***1999 - 2001***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Chief Accountant***

Term: ***2001 - present***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Vice-president on Finance***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period (rubles.):
The information is confidential

The individual executive body: ***Shvidler Eugene Markovich***

23. Remuneration paid to the members of the Board of Directors and other officials of the Issuer.
Total amount of remunerations, paid off to the persons, stated in Articles 21 and 22, for the reporting period:
Salary (rubles):
Bonus (rubles):
Commissions paid (rubles):
Other material awards (rubles):
Total (rubles): ***0***

Please see Articles 21 and 22.

24. List of legal entities in which Issuer is a member.

Legal entities in which Issuer holds not less than 5% of the Charter Capital:

Company name: ***Sib Finance B.V.***
Legal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Postal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***Closed JSC "Kuzbassnefteprodukt"***
Legal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Postal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***Closed JSC "Sibneftavia"***
Legal Address: ***125040 Moscow, Verchnaya St., 34***
Postal address: ***125040, Moscow, Verchnaya St., 34***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Limited Liability Company "Club Zariche"***
Legal Address: ***109017, Moscow, Pyatniskay St., 46, bldg.1***
Postal address: ***109017, Moscow, Pyatniskay St., 46, bldg.1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Limited Liability Company "Sibneft-Tomsk"***
Legal address: ***634009 Tomsk, Zaozerny Per., 1***
Postal address: ***634009 Tomsk, Zaozerny Per., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***Limited Liability Company "Khantos"t***
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Closed JSC "Sibneft-Ural"***
Legal Address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Postal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Limited Liability Company "Sibneft-AZS Service"***
Legal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Postal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***Limited Liability Company "Sibneft-Krasnoyarsknefteproduct"***
Legal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Postal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***JSC "Sibneft- Noybrskneftegas"***
Legal address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Lenina St., 59/87***
Postal address: ***626726 Tyumen region, Noybrsk, Lenina St., 59/87***
Share in the Charter Capital of the legal entity (%): ***99.36 %***

Company name: ***JSC "Sibneft-Omsknefteprodukt"***
Legal Address: ***644099 Omsk-99, Frunze St., 54***
Postal address: ***644099 Omsk-99, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***76.72 %***

Company name: ***JSC "Sibneft-Omsk Oil Refinery "***
Legal address: ***Russian Federation, Omsk, Goubkina prospect, 1***
Postal address: ***Russian Federation, 644040 Omsk -40, Goubkina prospect, 1***
JSC "Sibneft-ONPZ"
Share of Issuer in the Charter Capital of the legal entity (%): ***78.8 %***

Company name: ***Closed JSC "Compania mobilnaya karta (Kuzbass)"***
Legal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Postal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Share in the Charter Capital of the legal entity (%): ***75 %***

Company name: ***Limited Liability Company "Sibneft-Noyabrsknefteprodukt"***
Legal address: ***626726 Tyumen region, Noyabrsk, promzona***
Postal address: ***626726 Tyumen region, Noyabrsk, promzona***
Share in the Charter Capital of the legal entity (%): ***75 %***

Company name: ***JSC "Sibneft-Noybrskneftegasgeophizika"***
Legal Address: ***626726, Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Promyshlennay zona***
Postal address: ***626726, Tyumen region, Noybrsk, Promyshlennay zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***66.7 %***

Company name: ***JSC "Sibneft-Tyumennefteprodukt"***
Legal address: ***625000, Tyumen, Lenina Str., 67***
Postal address: ***625048, Tyumen, Respubliki Str., 81***
Share of Issuer in the Charter Capital of the legal entity (%): ***57.71 %***

Company name: ***JSC "Sibneft-Barnaulnefteprodukt"***
Legal Address: ***656004 Barnaul, Karl Marx St., 124***
Postal address: ***656004 Barnaul, Karl Marx St., 124***
Share of Issuer in the Charter Capital of the legal entity (%): ***54.3 %***

Company name: ***Limited Liability Company "NI and PP "Inpetro"***
Legal Address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Postal address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***

Company name: ***Closed JSC "Mediacenter-A7"***
Legal Address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Postal address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***

Company name: ***Limited Liability Company "Radio ZS"***
Legal address: ***629810 YANAO, Noyabrsk, Izyskateley St., 51***
Postal address: ***629810 YANAO, Noyabrsk, P.O. Box 713***
Share of Issuer in the Charter Capital of the legal entity (%): ***51%***

Company name: ***Closed JSC "Airoport-Service"***
Legal address: ***633115 Novosibirsk region, Ob-4, airoport 4 "Tolmachevo"***
Postal address: ***633115 Novosibirsk region, Ob-4, airoport 4 "Tolmachevo"***
Share of Issuer in the Charter Capital of the legal entity (%): ***50.0013 %***

Company name: ***Limited Liability Company "Sibneft-Yugra"***
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***

Company name: ***Limited Liability Company "Sibneft-Chukotka"***
Legal Address: ***689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Postal address: ***689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***

Company name: ***JSC "Sverdlovsknefteprodukt"***
Legal address: ***620014 Ekaterinburg, 8 Marta St., 25***
Postal address: ***620014 Ekaterinburg, 8 Marta St., 25***
Share of Issuer in the Charter Capital of the legal entity (%): ***40.49 %***

Company name: ***JSC "Meretoyakhaneftegas"***
Legal address: ***YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15***
Postal address: ***629604 YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15***
Share of Issuer in the Charter Capital of the legal entity (%): ***33.05***%

Company name: ***Limited Liability Company "Sibneftenergo"***
Legal address: ***630099 Novosibirsk, Oktyabrskya St., 52***
Postal address: ***630099 Novosibirsk, Oktyabrskya St., 52***
Share of Issuer in the Charter Capital of the legal entity (%): ***19***%

Company name: ***JSC "Oil Products Supplying Company "Uralnefteproduct""***
Legal address: ***620026, Russia, Ekaterinburg, Narodnoy voli St.,69***
Postal address: ***620026, Russia, Ekaterinburg, Narodnoy voli St.,69***
Share of Issuer in the Charter Capital of the legal entity (%): ***16.74 %***

Company name: ***JSC "Ekaterinburg Oil Products Company"***
Legal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Postal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Share of Issuer in the Charter Capital of the legal entity (%): ***14.97 %***

Company name: ***Closed JSC "TV6 REGION"***

Legal address: ***103030 Moscow, Dolgoroukovskaya St., 33, bldg. 8***
Postal address: ***103030 Moscow, Dolgoroukovskaya St., 33, bldg. 8***
Share of Issuer in the Charter Capital of the legal entity (%): ***12.5 %***

25. Share in Charter Capital of JSC Sibneft of all juridical persons in which the issuer is owner of more than 5% of Charter Capital and also share of their officials in Charter Capital of Issuer:

25.1 Company name: ***Limited Liability Company "Sibneft-AZS Service"***
Legal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Postal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.2 Company name: ***Closed JSC "Kuzbassnefteprodukt"***
Legal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Postal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.3 Company name: ***Closed JSC "Sibneftavia"***
Legal address: ***125040 Moscow, Verchnaya St., 34***
Postal address: ***125040 Moscow, Verchnaya St., 34***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.4 Company name: ***Limited Liability Company "Club Zariche"***
Legal address: ***109017 Moscow, Pyatniskay St., 46, bldg.1***
Postal address: ***109017 Moscow, Pyatniskay St., 46, bldg.1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entities in the Charter Capital of Issuer: ***No shares***
Officials:

25.4.1 ***Goncharova Marina Alekseevna***
Function of official: ***individual executive body***
Share in the Charter Capital of Issuer: ***0 %***

25.5 Company name: ***Limited Liability Company "Sibneft-Tomsk"***
Legal address: ***634009 Tomsk, Zaozerny Per., 1***
Postal address: ***634009 Tomsk, Zaozerny Per., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.6 Company name: ***Limited Liability Company "Khantos"***
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.7 Company name: ***Closed JSC "Sibneft-Ural"***
Legal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Postal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.8 Company name: ***Sib Finance B.V.***
Legal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Postal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***

Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.9 Company name: ***Limited Liability Company "Sibneft-Krasnoyarsknefteproduct"***
Legal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Postal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.10 Company name: ***JSC "Sibneft-Noyabrskneftegas"***
Legal Address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, St. Lenina, 59/87***
Postal address: ***626726 Tyumen region, Noybrsk, St. Lenina, 59/87***
Share of Issuer in the Charter Capital of the legal entity (%): ***99.36 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.10.1 ***Link Yuriy Aleksandrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.2 ***Mukhametzyanov Reval Nurlygayanovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.00167 %***

25.10.3 ***Matevosov Andrey Rafaelovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.4 ***Stavskiy Mikhail Efimovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.5 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.6 ***Stavskiy Mikhail Efimovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0 %***

25.11 Company: ***JSC "Sibneft-Omsknefteprodukt"***
Legal address: ***644099 Omsk-99, Frunze St., 54***
Postal address: ***644099 Omsk-99, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***79.72 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.11.1 ***Pokoev Aleksandr Panteleevich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000758 %***

25.11.2 ***Baibus Vladimir Valentinovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.3 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.4 ***Komarov Andrey Borisovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.5 ***Pokoev Aleksandr Panteleevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000758 %***

25.11.6 ***Alexandrov Georgy Viktorovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.12 Company name: ***JSC "Sibneft-Omsk Oil Refinery"***
Legal address: ***Russian Federation, Omsk, Goubkina prospect, 1***
Postal address: ***Russian Federation, 644040 Omsk -40, Goubkina prospect, 1***
JSC "Sibneft-Omsk Oil Refinery"
Share of Issuer in the Charter Capital of the legal entity (%): ***78.8 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.12.1 ***Sarvarov Ildus Irekovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000147 %***

25.12.2 ***Martynov Sergey Vaycheslavovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.12.3 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.12.4 ***Sukharkova Evgeniya Nokolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.12.5 ***Sarvarov Ildus Irekovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000147 %***

25.12.6 ***Alexandrov Georgy Viktorovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.13 Company Name: ***Limited Liability Company "Sibneft-Noyabrsknefteprodukt"***
Legal Address: ***626726 Tyumen region, Noyabrsk, Promyshlennaya zona***
Postal address: ***626726 Tyumen region, Noyabrsk, Promyshlennaya zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***75 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.14 Company name: ***Closed JSC "Compania mobilnaya karta (Kuzbass)"***
Legal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Postal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Share in the Charter Capital of the legal entity (%): ***75 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.15 Company name: ***JSC "Sibneft-Noyabrskneftegazgeophizika"***

Legal address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Promyshlennay zona***
Postal address: ***626726, Tyumen region, Noybrsk, Promyshlennay zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***66.704 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.15.1 ***Pasechnik Mikhail Petrovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000169 %***

25.15.2 ***Leshko Alla Ivanovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.15.3 ***Mukhamedzyanov Reval Nurlygayanovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.00167 %***

25.15.4 ***Palekhova Nataliya Nikolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.15.5 ***Diyashev Iskander Rasimovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.15.6 ***Latysh Rostislav Rostislavovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.15.7 ***Svaykin Vladimir Anatolyevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.15.10 ***Pasechnik Mikhail Petrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000169 %***

25.16 Company name: ***JSC "Sibneft-Tyumennefteprodukt"***
Legal address: ***Tyumen, Uritskogo Str., 28***
Postal address: ***625000, Tyumen, Lenina Str., 67***
Share of Issuer in the Charter Capital of the legal entity (%): ***57.71 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.17 Company name: ***JSC "Sibneft-Barnaulnefteprodukt"***
Legal Address: ***656004 Barnaul, Karl Marx St., 124***
Postal address: ***656004 Barnaul, Karl Marx St., 124***
Share of Issuer in the Charter Capital of the legal entity (%): ***54.3%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.18 Company name: ***Closed JSC "Mediacenter-A7"***
Legal Address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Postal address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.19 Company name: ***Limited Liability Company "Radio-ZS"***

Legal address*: **629810 YANAO, Noybrsk, Izyskateley St., 51***
Postal address: ***629810 YANAO, Noyabrsk, P.O.Box 713***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.20 Company name: ***Limited Liability Company "NI and PP "Inpetro"***
Legal address*: **113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Postal address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.21 Company name: ***Limited Liability Company "Sibneft-Yugra"***
Legal Address*: **628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.22 Company name: ***Closed JSC "Airoport-Service"***
Legal address: ***633115 Novosibirsk region, Ob--4, airoport 4 "Tolmachevo"***
Postal address: ***633115 Novosibirsk region, Ob--4, airoport 4 "Tolmachevo"***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.23 Company name: ***Limited Liability Company "Sibneft-Chukotka"***
Legal address*: **689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Postal address: ***689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.24 Company name: ***JSC "Sverdlovsknefteprodukt"***
Legal address: ***620014 Ekaterinburg, 8th March St., 25***
Postal address: ***620014 Ekaterinburg, 8th March St., 25***
Share of Issuer in the Charter Capital of the legal entity (%): ***40.49 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.25 Company name*: **JSC "Meretoyakhaneftegas"***
Legal address: ***YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15***
Postal address: ***629604 YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15***
Share of Issuer in the Charter Capital of the legal entity (%): ***33.05***%
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.25.1 ***Marchenko Igor Valentinovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0%***

25.25.2 ***Leshko Alla Ivanovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.25.3 ***Matevosov Andrey Rafaelovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0%***

25.25.4 ***Sukharkova Evgeniya Nikolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.25.5 ***Trukhachev Andrey Nikolaevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.25.6 ***Yanchev Petr Viktorovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.26 Company name***: Limited Liability Company "Sibneftenergo"***
Legal address: ***630099 Novosibirsk, Oktyabrskya St., 52***
Postal address: ***630099 Novosibirsk, Oktyabrskya Str., 52***
Share of Issuer in the Charter Capital of the legal entity (%): *19%*
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.27 Company name: ***JSC "Oil Products Supplying Company "Uralnefteproduct""***
Legal address: ***620026, Russia, Ekaterinburg, Narodnoy voli St.,69***
Postal address: ***620026, Russia, Ekaterinburg, Narodnoy voli St.,69***
Share of Issuer in the Charter Capital of the legal entity (%): ***16.74 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.28 Company name: ***JSC "Ekaterinburg Oil Products Company"***
Legal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Postal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Share of Issuer in the Charter Capital of the legal entity (%): ***14.97 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.29 Company name: ***Closed JSC "TV6 REGION"***
Legal address: ***103030 Moscow, Dolgorukovskaya St., 33, bldg. 8***
Postal address: ***103030 Moscow, Dolgorukovskaya St., 33, bldg. 8***
Share of Issuer in the Charter Capital of the legal entity (%): ***12.5 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26. Other affiliates of Issuer.
26.1 Company name: ***Sibneft Oil Trade Company Limited***
Legal address: ***3 Floor, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands***
Postal address: ***3 Floor, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.2 Company name: ***Open Joint-Stock Company Medical Insurance Company "Panaceya"***
Legal address: ***626726 Russian Federation, Yamal-Nenets Autonomus region, Tyumen region, Noyabrsk, Sovetskaya St., 86***
Postal address: ***626726 Russian Federation, Yamal-Nenets Autonomus region, Tyumen region, Noyabrsk, Sovetskaya St., 86***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.3 Company name: ***Limited Liability Company "Noyabrskneftespetcstroy"***
Legal Address: ***626726 Russian Federation, Tyumen region, Noyabrsk, promzona***
Postal address: ***626726 Russian Federation, Tyumen region, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.4 Company name: ***JSC "Factory of ceramic and construction materials"***
Legal Address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk,***

promzona
Postal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.5 Company name: ***Open JSC "NoyabrskAUTOservice"***
Legal Address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Postal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.6 Company name: ***Closed JSC "Publishing house "Blagovest"***
Legal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 78A***
Postal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 78A***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter of Issuer: ***No shares***

26.7 Company name: ***Limited Liability Company "Constructing-and-mounting trust"***
Legal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona, panel #5***
Postal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona, panel #5***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter of Issuer: ***No shares***

26.8 Company name: ***Limited Liability Company "Noyabrskiy oil and gas development institute "Noyabrskneftegasproekt"***
Legal address: ***626726 Russia, Tyumen region, Noyabrsk, Lenina St., 49***
Postal address: ***626726 Russia, Tyumen region, Noyabrsk, Lenina St., 49***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.9 Company name: ***Limited Liability Company "Neftechimstroy"***
Legal address: ***644040 Russia, Omsk-40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk-40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.10 Company name: ***Limited Liability Company "Center of food and trading"***
Legal address: ***644040 Russia, Omsk, Neftezavodskaya St., 1***
Postal address: ***644040 Russia, Omsk, Neftezavodskaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.11 Company name: ***Limited Liability Company "Interer-plus"***
Legal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.12 Company name: ***Limited Liability Company "Neftechimremont"***
Legal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***

Postal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.13 Company name: ***Limited Liability Company "Maintenance station Virazh"***
Legal address: ***Russia, Omsk, village Karer, 817 km of Novosibirskiy highroad***
Postal address: ***Russia, Omsk, village Karer, 817 km of Novosibirskiy highroad***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.14 Company name: ***Limited Liability Company "Maintenance station № 32"***
Legal address: ***Russia, Omsk, 3-ya Molodezhnaya St., 12a***
Postal address: ***Russia, Omsk, 3-ya Molodezhnaya St., 12a***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.15 Company name: ***Limited Liability Company "Product-technical firm "Nefteproductservice"***
Legal address: ***644024 Russia, Omsk, 10 let Oktyabrya St., 33***
Postal address: ***644024 Russia, Omsk, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.16 Company name: ***Limited Liability Company "PromService"(before renaming LLC "Sibneft-Service")***
Legal address: ***Russian Federation, Yamalo-Nenetskiy autonomous district, Muravlenko, promzona***
Postal address: ***626601 Russian Federation, Yamalo-Nenetskiy autonomous district, Muravlenko, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.17 Company name: ***Limited Liability Company "Service Boring Company" (before renaming - "Sibneft-Burenie")***
Legal address: ***Russian Federation, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Postal address: ***629807 Russian Federation, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.18 Company name: ***Limited Liability Company "Kapitalny remont skvazhin – Service" (before renaming – LLC "Sibneft- Administration of pull-out of holes ")***
Legal address: ***Russian Federation, YANAO, Noyabrsk, promzona***
Postal address: ***629807 Russian Federation, YANAO, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.19 Company name: ***Limited Liability Company "Yamalenergoremont"***
Legal address: ***629809, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Postal address: ***629809, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.20 Company name: ***Limited Liability Company "Tyumenbazsnab"***
Legal address: ***625010, Tyumen, Barabinskaya St.,1***
Postal address: ***625010, Tyumen, Barabinskaya St.,1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

27. Issuer's Share in the Charter Capital of other affiliates.
Please see articles 24, 25, 26

28. Share of affiliates, their founders and officers in Issuer's Charter Capital.
Please see article 24, 25, 26

29. Individuals owning more than 5% votes at the shareholders' meeting.
Company name: ***Closed JSC "ING BANK (EURASIA) CJSC" (Nominee)***
Share: ***24.1578 %***

Company Name: ***Closed JSC "ABN AMRO BANK A.O." (Nominee)***
Share: ***19.6885 %***

Company name: ***JSC "West-Siberian Depository"(Nominee)***
Share: ***19.4567 %***

Company name: ***Non-profit partnership "NATIONAL DEPOSITORY CENTER" (Nominee)***
Share: ***14.8657 %***

Company name: ***Limited Liability Company "DEUTSCHE BANK" (Nominee)***
Share: ***13.8543 %***

Company name: ***Closed JSC "Depository-Clearing Company" (Nominee)***
Share: ***5.0024 %***

30. Issuer's Share in industrial, banking and financial groups, holdings, corporations and associations.
Full name: ***"Russian Marketing Association"***
Function of the Issuer: ***Member of Association***

Full name: ***Non-profit partnership «Siberian hockey corporation»***
Function of the Issuer: ***The partnership co-founder***

Full name: ***Non-profit partnership "Western-Siberian investments center"***
Function of the Issuer: ***The partnership co-founder***

31. Branches and representative offices of the Issuer.
Full name: ***Moscow branch***
Legal address: ***109017, Moscow, Bolshoy Tolmachevskiy pereulok, 3***
Postal address: ***113035, Moscow, Sadovnicheskaya St., 4***
Full name of the manager: ***Goncharova Marina Alekseevna***
Opening date: ***August 16, 1996***
Power of attorney validity: ***till April 1, 2002***

Full name: ***Yamalsk representative office***
Legal address: ***626600 Tyumen region, Yamalo-Nenetskiy Autonomous District, Salekhard, Obskaya St., 20.***
Postal address: ***626600 Tyumen region, Yamalo-Nenetskiy Autonomous District, Salekhard, Obskaya St., 20.***
Full name of the manager: ***Lyalin Vladimir Mikhaylovich***
Opening date: ***April 29, 1996***
Power of attorney validity: ***till February 01, 2003***

Full name: ***Noyabrsk branch***
Legal address: ***Yamalo-Nenetskiy Autonomous District, Noyabrsk***
Postal address: ***Yamalo-Nenetskiy Autonomous District, Noyabrsk***
Full name of the manager: ***Elfimov Vladimir Alekseevich***
Opening date: ***September 6, 2000***
Power of attorney validity: ***till March 01, 2002***

32. Issuer's personnel.

Average number of employees including employees working in branches and representative offices for the accounting period: *596*

33. Description of the basic types of the activities of the Issuer.

Oil production and refining in the Russian Federation is basically carried out by a number of Vertically Integrated Companies such as LUKoil, YUKOS, Surgutneftegas, Tatneft, Sidanco, Tyumenskaya Neftyanaya Companiya, Sibneft, Rosneft and others.

Sibneft's operations span the range of activities including:

- *oil and gas exploration, development and production;*
- *oil refining;*
- *oil and refined products selling.*

The main types of Sibneft's activities:

- *crude oil, gas;*
- *refined oil products.*

Sources of raw materials and services:

"Sibneft" and its subsidiary JSC "Sibneft-Noyabrskneftegas" own licenses for exploration of fields at the territory of YNAR, KMAR and Omsk region.

JSC "Sibneft" enlists its subsidiaries for execution of production and also makes use of services from the number of Russian and foreign contractors. The suppliers of material and technical resources are Russian and foreign producers.

The core raw material for JSC "Sibneft-Omsk Oil Refinery" is crude oil, produced by JSC "Sibneft-Noyabrskneftegas".

· Refined products distributed through JSC "Sibneft-Omsknefteproduct", JSC "Sibneft-Barnaulnefteproduct", Closed JSC "Kuzbassnefteproduct", JSC "Sverdlovsknefteprodukt", JSC "Ekaterinburgnefteprodukt" are the oil products produced by OJSC "Sibneft-Omsk Oil Refinery".

Major Markets:

Domestically the main consumer of crude oil sold by OJSC "Sibneft" is OJSC "Sibneft-Omsk Oil Refinery".

Sibneft sells refined products primarily in Omsk region, Kemerovo region, Altay region, Krasnoyarskiy region, Tyumen region (including Yamalo-Nenetskiy and Khanty-Mansiyskiy Autonomous Districts), Novosibirsk region, Sverdlovsk region, Tomsk region, Kurgan region, Irkutsk region.

Crude oil and refined products are also exported to the countries near and far abroad.

Working Capital Requirements:

Issuer is implementing strategy aimed at optimization of the working capital and inventory.

Seasonal operations:

Issuer's activities are not affected by the seasonal factor.

Main competitors:

Main competitors of OJSC Sibneft are vertically integrated Russian oil companies, Sibneft competes with these companies in the markets where it sells its refined products.

34. Investment's declaration. Description of the basic types of the activities of the Issuer.

Provided only by investment funds.

35. Strategy.

With the purpose of creation of the base for stable development, improving of competitiveness and increase of profit in the interest of all shareholders the Company is carrying out works on following priority directions:

- *Capital consolidation and optimizing of a management structure at the expense of transition on one share.*
- *Completion of wide-ranging restructuring programme that provides reorganization of several service structures into independent subdivisions, sale of nonspecialized enterprises and transfer of social assets to municipal officials.*
- *Increase of capital investments into oil production.*
- *Increase of oil extraction.*
- *Intensification of work at the new fields.*

- *Applying of advanced technologies, worked out together with Shlumberger, (horizontal drilling, hydrofracturing well restoration, kickoff second shafts)*
- *Supplementary exploration of reserves of oil by exploration drilling, carrying out 3D seismic studies, reconstruction and increase of output of low-performance and inoperative wells.*
- *Improving of quality of gasoline and diesel oil up to the perspective level at the expense of the implementation of sulphurous acid alkylation unit, catalic reforming unit with continuous catalyst regeneration.*
- *Improving of ecological situation at the technological units at the expense of the implementation of new technology of cleaning the soil and water from contaminating by oil refined products, decrease of energy consumption at the expense of implementation of power-saving technologies.*
- *Expansion of network of stationary and container petrol stations of European standards, developing and strengthening Company's position at the distribution market of oil products.*

Accepted business plan for 2002 defines further development of priority directions of Company's main activities, increasing in oil-producing assets and maximum returning from capital assets, increasing of effectiveness and cost cutting.

36. Issuer Charter Capital.

Amount of Charter Capital (RUR): *7 586 079.4224*

Distribution of Charter Capital by species of stocks:
Ordinary stocks:
Total amount (RUR): *7 586 079.4224*
Share in Charter Capital: *100 %*
Preferred stocks:
Total amount (RUR): *0*
Share in Charter Capital: *0 %*

37. Government Participation in Sibneft's Charter Capital

The Government share of Charter Capital of Issuer:
No such shares

The share of Issuer's Charter Capital that is in the State (municipal) ownership:
No such shares

The presence of the special rights on participation of the Russian Federation, subject of the Russian Federation in the management of Issuer ("gold share")
No such rights

38. Declared shares.

No such shares

39. Essential agreements and obligations of Issuer.

40. The Issuer's obligations for share and convertible securities into shares

No obligation.

41. Information on sanctions imposed on Issuer, information on litigations and inspections.

Sanctions imposed on Issuer by the organs of government and by court for the last three financial years and for the current year.
No such sanctions.

Description of all current or finished litigations in the reporting period, which can essentially affect the activity of Issuer:
No such litigations.

Description of ground of all current or finished inspections in the reporting period of Issuer, which are conducted by the organs of government, and also audit of Issuer, which is conducted by request of shareholders:
No such inspections.

42. Material information (events, activities) for the reporting period.

Date of fact's occurrence (actions): **30.07.2002**
Code: **0800146A30072002**

Hereby JSC Sibneft informs that according to the financial statements for II quarter 2002 value of assets increased for more than 10 per cent as compared with the same figure as for April 01, 2002
Value of assets:
- as for the last date of the quarter, previous to the reporting (I quarter 2002) 58.246.721 thousand roubles.
- as for the last date of the reporting quarter (II quarter 2002) 71.744.490 thousand roubles.
Absolute change of the value of assets (+ 13 497 769) thousand roubles.
Relative change of the value of assets +23.17%.
Increasing of the value of assets (+23.17%) as for July 01, 2002 in comparison with the value of assets as for April 01, 2002 occurred due to increase in receivables and shot term investments.

Vice President *E.Y.Poltorak*

Chief Accountant *E.N. Sukharkova*

Date of fact's occurrence (actions): **30.07.2002**
Code: **0900146A3007002**

Hereby JSC Sibneft informs that according to the financial statement of Sibneft's activity for I half year 2002 the profit amounted 1 393 553 thousand roubles.
Financial result for I quarter 2002 – loss amounted 317 979 thousand roubles
Financial result for II quarter 2002 – profit amounted 1 711 532 thousand roubles
Absolute increasing of financial result for II quarter in comparison with the financial result for I quarter amounted (+2 029 511) thousand roubles and occurred due to increase in the amount of proceeds and decrease in first costs.

Vice President *E.Y.Poltorak*

Chief Accountant *E.N.Sukharkova*

Date of fact's occurrence (actions): **30.07.2002**
Code: **1300146A30072002**

There were made the following decisions on question 4 "To hold the Extraordinary General Meeting of Shareholders of JSC Sibneft" at the meeting of the Board of Directors of JSC Sibneft dated July 30, 2002:
"4.1. To hold the Extraordinary General Meeting of Shareholders of JSC Sibneft in the form of absentee voting on 17 September, 2002 in Moscow with the following agenda:
To approve the Charter of JSC Sibneft in new edition.
To approve the Regulations on Information policy of JSC Sibneft

4.2. To charge OJSC Registrator R.O.S.T., the registrar of the company to sum up results of the Extraordinary Shareholders Meeting on 17 September, 2002 at 2.00 p.m. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13
To appoint Potapov K.N. as the Chairman of the meeting, to appoint Novikov V.I. – as the Secretary of the meeting and to charge them to draw up the Minutes of the meeting.

4.3. To fix the date of compilation of the list of shareholders entitled to participate in the Annual General Meeting of Shareholders of JSC Sibneft –30 July, 2002 at 7:00 p.m.

4.4. To charge registrar to send notification of the Extraordinary General Meeting and voting bulletins by registered mail till 17 September 2002 and to publish the notification for shareholders in "Rossiyskaya gazeta" till above mentioned date.

4.5. To approve the following list of information provided to shareholders in preparation of the Annual General Meeting:
The draft of the Charter of JSC Sibneft;
The draft of the Regulation on Information policy Of JSC Sibneft.

4.6. To approve the text of the notification of EGM for shareholders of JSC Sibneft (Annex 1)

4.7. To approve the form and text of the voting bulletins at the extraordinary general meeting of shareholders of JSC Sibneft (Annex 2)"

Decision was made unanimously.
Annex 1

NOTIFICATION
of the Extraordinary Meeting of Shareholders of JSC Sibneft

Dear Shareholder!

Joint Stock Company Siberian Oil Company (the "Company"), located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Extraordinary Meeting of Shareholders of JSC Sibneft will be held in the form of absentee voting on 17 September, 2002.
The date of compilation of the list of shareholders entitled to participate in the Meeting – 30 July, 2002 (at 7:00 p.m.).

Agenda of the Meeting:
To approve the Charter of JSC Sibneft in new edition.
To approve the Regulation on information policy of JSC Sibneft.

Results of the Extraordinary Shareholders Meeting will be summed up on 17 September, 2002 at 2.00 p.m. in OJSC Registrator R.O.S.T. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13

All information, provided to shareholders in preparation for the Meeting, will be available after 17 September, 2002:
at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.), address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13, tel.: +7 (095) 786-69-75;
at JSC Sibneft, address: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;
at the Secretariat of the Board of Directors of JSC Sibneft, address: Russian Federation, 113035, Moscow, Sadovnicheskaya St., 4, tel.: +7 (095) 777-31-26, 961-13-24.
at securities department of JSC "Sibneft-NNG", address: Russian Federation, Noyabrsk, Lenin St., 59/87, tel.: (34-564) 4-61-00.
Please fill in the bulletins. Bulletins of shareholders-natural persons should be signed by shareholder personally. In the event when bulletins are signed by:
shareholder's representative, then properly executed power of attorney should be enclosed with the bulletins. A power of attorney of shareholder representative should be notarized or should be according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.
representative of natural person then first name and last name of representative should be specified in the

bulletins and notarized documents on the basis of which representative acts should be enclosed with the bulletins;
head of juridical person then position, first name and last name attested by seal of organization should be specified in the bulletins.
Filled and signed bulletins for absentee voting should be presented to OJSC Registrator R.O.S.T. at the address: 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, tel.: (095) 786-69-75, personally or by mail till 12:00 (Moscow time) 17.09.2002.
Results of the Extraordinary Shareholders Meeting will be published in newspaper "Rossiyskaya Gazeta" not later than 13 October, 2002.

Board of Directors of JSC Sibneft

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): **30.07.2002**
Code: **1500146A30072002**

There was made a decision on the forth question of agenda "To hold the Extraordinary General Meeting of Shareholders of JSC Sibneft" to fix the date of compilation of the list of shareholders entitled to participate in the Extraordinary General Meeting of Shareholders – 30th July, 2002, at 7 p.m. at the meeting of Board of directors of Open Joint Stock Company "Siberian Oil Company" of 30th July, 2002.

Vice-president *E. Poltorak*

Date of fact's occurrence (actions): **14.08.2002**
Code: **0400146A14082002**

Full name of the legal entity in which the Issuer acquired the share:
Open Joint Stock Company "The Company on Supplying with Oil Products "Uralnefteprodukt""
Legal address: 620026, Russian Federation, Ekaterinburg, Narodnoy Voli St., 69
Postal address: 620026, Russian Federation, Ekaterinburg, Narodnoy Voli St., 69

Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 0%
After changing – 16,74%

Date of the changing: 14.08.2002

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): **06.08.2002**
Code: **1200146A06082002**

Extraordinary Meeting of Shareholders of JSC Sibneft was held on 06 August, 2001.
Form of the Meeting - absentee voting.

The questions for voting, the results of the voting, the decisions of the EGM:

1. To reorganize JSC Sibneft in the form of accession of LLC ARGUS.
Decision: To reorganize JSC Sibneft in the form of accession of LLC ARGUS.
The results of the voting: At the date of receiving voting bulletins – August, 6,2002 it was received from shareholders 1168 bulletins #1, which owns in aggregate of 4 117 985 615 votes, which is 86,8544% from the total quantity of voting shares of the Company. Quorum for making the decision is three forth of votes.
"For" – 4 095 261 242 votes or 99.4482% of votes.

"Against" – 774 001 votes or 0.0188% of votes.
"Abstain" – 21 623 409 votes or 0.5251% of votes.

2. To approve agreement of accession and transfer certificate.
Decision: 2.1. To approve the agreement of accession of LLC ARGUS to JSC Sibneft
2.2. To approve the transfer certificate to the agreement of accession of LLC ARGUS to JSC Sibneft
The results of the voting: At the date of receiving voting bulletins – August, 6,2002 it was received from shareholders 1168 bulletins #2, which owns in aggregate of 4 117 985 615 votes, which is 86,8544% from the total quantity of voting shares of the Company. Quorum for making the decision is three forth of votes.
"For" – 4 095 197 140 votes or 99.4466% of votes.
"Against" – 772 779 votes or 0.0188% of votes.
"Abstain" – 21 689 919 votes or 0.5267% of votes.

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): **17.09.2002**
Code: **1200146A17092002**

Extraordinary Meeting of Shareholders of JSC Sibneft was held on 17 September, 2002.
Form of the Meeting - absentee voting.

The questions for voting, the results of the voting, the decisions of the EGM:

1. To approve the Charter of JSC Sibneft in new edition.
Decision: To approve the Charter of JSC Sibneft in new edition.
The results of the voting: At the date of receiving voting bulletins – September, 17, 2002 it was received from shareholders 1200 bulletins #1, which owns in aggregate of 4 226 940 201 votes, which is 89,1524% from the total quantity of voting shares of the Company. Quorum for making the decision is three forth of votes.
"For" – 4 226 509 672 votes or 99.9898% of votes.
"Against" – 253 293 votes or 0.0060% of votes.
"Abstain" – 130 194 votes or 0.0031% of votes.

2. To approve the Regulation on Information policy of JSC Sibneft.
Decision: To approve the Regulation on Information policy of JSC Sibneft
The results of the voting: At the date of receiving voting bulletins – September, 17, 2002 it was received from shareholders 1200 bulletins #2, which owns in aggregate of 4 226 940 201 votes, which is 89,1524% from the total quantity of voting shares of the Company. Quorum for making the decision is three forth of votes.
"For" – 4 226 546 542 votes or 99.9907% of votes.
"Against" – 254 444 votes or 0.0060% of votes.
"Abstain" – 83 020 votes or 0.0020% of votes.

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): **25.09.2002**
Code: **0400146A25092002**

Full name of the legal entity in which the Issuer increased the share:
Closed Joint Stock Company "Sibneft-Ural"
Legal address: 620102, Russian Federation, Ekaterinburg, Shaumyana St., 73/16
Postal address: 620102, Russian Federation, Ekaterinburg, Shaumyana St., 73/16

Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 51%
After changing – 100%

Date of the changing: 25.09.2002

President *E.M. Shvidler*

43. Information on reorganization of the Issuer, its subsidiariesand affiliates.
According to the decisions of Extraordinary Shareholder's Meetings dated 06 August, 2002 there was made the reorganization of JSC Sibneft in the form of accession of the company (oil-trader) LLC "ARGUS". JSC Sibneft is the assignee of LLC "ARGUS" in accordance with the decision of Extraordinary Shareholder's Meetings dated 17 September, 2002 to insert amendments into the Charter of JSC Sibneft.

In accordance with the decision of the meeting of the Board of Directors it will held an extraordinary general meeting of shareholders of JSC Sibneft on 08 October 2002 on the question of agenda "To reorganize JSC Sibneft in the form of accession LLC ANTAREX".

44. Additional material information.

B. Business and Financial Overview

45. Annual consolidated financial statements for the past three years.
Not published

46. Financial statements on reporting quarter.
Please see Appendix

47. Facts, which have entailed increase or decrease of assets of the Issuer by more than 10% in the reporting quarter
Date of fact's occurrence (actions): ***28.10.2002***
Description: ***Value of assets increased by 34,99 per cent due to increase in receivables and long term investments.***
Absolute difference of value of assets on the date which is the end of the reporting quarter in comparison with value of assets on the date which is the end of the previous quarter: ***25 103 861 thousand rubles.***
Value of assets on the date which is the end of the previous quarter: ***71 744 490 thousand rubles***
Value of assets on the date which is the end of the reporting quarter: ***96 848 351 thousand rubles***

48. Facts, which have entailed increase of profit (loss) of the Issuer by more than 20% in the reporting quarter in comparison with the previous quarter
Date of fact's occurrence (actions): ***28.10.2002***
Description: ***According to the financial statement of Sibneft's activity for I half year 2002 the profit amounted to 1 393 553 thousand roubles.***
Financial result for III quarter 2002 – profit amounted to 4 096 576 thousand rubles.
Value of profit for III quarter 2002 amounted to 2 703 023 thousand roubles.
Value of profit for III quarter 2002 in comparison with the value of financial result for II quarter 2002 which amounted to 1 711 532 thousand rubles increased for 991 491 thousand rubles (57.93 per cent) and this occured due to increase in the amount of proceeds and decrease in prime costs.
Absolute difference of profit (loss) of the issuer on the date which is the end of the reporting quarter in comparison with profit (loss) of the issuer on the date which is the end of the previous quarter: ***991 491 thousand rubles.***
Profit (loss) of the issuer on the date which is the end of the previous quarter: ***1 711 532 thousand rubles***

Profit (loss) of the issuer on the date which is the end of the reporting quarter: ***2 703 023 thousand rubles***

49. Information on accumulation and distribution of the Reserve and other special funds of the Issuer.

The Reserve Fund amounts to RUR 1 083 935, the funds have not been used within the reporting period. According to the Federal Law No. 208-ФЗ, dated 26 December 1995, the amount of Company's Reserve Fund should be determined in the Company's Charter but shouldn't be less than 5% of the Charter Capital. Due to the increase in the Charter Capital (changes registered by Resolution OGRP №229-n dated May 19, 1999) the Reserve Fund should amount to RUR 1 137 912, currently the Reserve Fund is not fully accumulated.

The Subsidiaries Support Fund amounts to RUR 818 796 000. During the reporting period funds have not been used.

50. Transactions, which took place in the reporting quarter, to the amount larger than 10% of the value of assets at the end of the previous quarter

51. Information on the distribution of the finance raised by the issues of securities.

No such distributions

52. Loans, obtained by the Issuer and its subsidiaries in the reporting quarter.

Information on the value of loans obtained by the Issuer on the date of the reporting quarter ending:

Indicator	**On the beginning of the year**	**Received**	**Repaid**	**On the end of the reporting quarter**
	RUR	***RUR***	***RUR***	***RUR***
Long-term bank loans	18 702 096 667	34 040 282 167	10 280 232 624	42 462 146 210
including overdue loans				
Other long-term loans		1 036 109 921	1 036 109 921	
including overdue loans				
Short-term bank loans	5 877 300 000	21 378 171 660	24 135 549 064	3 119 922 596
including overdue loans				
Bank loans for employees				
including overdue loans				
Other short-term loans	2 878 693 186	3 948 092 355	5 925 627 351	901 158 191
including overdue loans				

53. Accounts payable and accounts receivable of the Issuer and its subsidiaries for the reporting quarter.

Information on accounts receivable and accounts payable of the Issuer on the date of the reporting quarter ending:

Indicator	**On the beginning of the year**	**Received**	**Repaid**	**On the end of the reporting quarter**
	RUR	***RUR***	***RUR***	***RUR***
1) Accounts receivable:				

Profit (loss) of the issuer on the date which is the end of the reporting quarter: *2 703 023 thousand rubles*

49. Information on accumulation and distribution of the Reserve and other special funds of the Issuer.

The Reserve Fund amounts to RUR 1 083 935, the funds have not been used within the reporting period. According to the Federal Law No. 208-ФЗ, dated 26 December 1995, the amount of Company's Reserve Fund should be determined in the Company's Charter but shouldn't be less than 5% of the Charter Capital. Due to the increase in the Charter Capital (changes registered by Resolution OGRP №229-n dated May 19, 1999) the Reserve Fund should amount to RUR 1 137 912, currently the Reserve Fund is not fully accumulated.

The Subsidiaries Support Fund amounts to RUR 818 796 000. During the reporting period funds have not been used.

50. Transactions, which took place in the reporting quarter, to the amount larger than 10% of the value of assets at the end of the previous quarter

51. Information on the distribution of the finance raised by the issues of securities.

No such distributions

52. Loans, obtained by the Issuer and its subsidiaries in the reporting quarter.

Information on the value of loans obtained by the Issuer on the date of the reporting quarter ending:

Indicator	On the beginning of the year	Received	Repaid	On the end of the reporting quarter
	RUR	*RUR*	*RUR*	*RUR*
Long-term bank loans	18 702 096 667	34 040 282 167	10 280 232 624	42 462 146 210
including overdue loans				
Other long-term loans		1 036 109 921	1 036 109 921	
including overdue loans				
Short-term bank loans	5 877 300 000	21 378 171 660	24 135 549 064	3 119 922 596
including overdue loans				
Bank loans for employees				
including overdue loans				
Other short-term loans	2 878 693 186	3 948 092 355	5 925 627 351	901 158 191
including overdue loans				

53. Accounts payable and accounts receivable of the Issuer and its subsidiaries for the reporting quarter.

Information on accounts receivable and accounts payable of the Issuer on the date of the reporting quarter ending:

Indicator	On the beginning of the year	Received	Repaid	On the end of the reporting quarter
	RUR	*RUR*	*RUR*	*RUR*
1) Accounts receivable:				

short term	24 340 958 000			50 290 093 000
including short term overdue				
including overdue for more than 3 months				
including:				
long term				
including long term overdue				
including overdue more than 3 month				
including:				
TOTAL ACCOUNTS RECEIVABLE				
2) Accounts payable:				
short term	10 628 567 000			15 240 175 000
including short term overdue				
including overdue for more than 3 months				
including:				
long term				
including long term overdue				
including overdue for more than 3 months				
including:				
TOTAL ACCOUNTS PAYABLE				
Security:				
received	944 729 850	43 724 655	56 234 102	932 220 403
including security from third parties	944 729 850	43 724 655	56 234 102	932 220 403
including:				
issued		5 070 000 000	4 050 000 000	1 020 000 000
including security issued to third parties		5 070 000 000	4 050 000 000	1 020 000 000
including:				
3) Promissory notes:				
Issued promissory notes	72 534 458	1 017 000	47 641 620	25 909 838
including overdue promissory notes	19 549 847		19 517 347	32 500
including:				
Received promissory notes		5 929 336 507	5 895 397 478	33 939 029
including overdue				

promissory notes				
including:				

54. Financial investments of the Issuer.

Information on the financial investments of the Issuer on the date of the reporting quarter ending:

	Investments on the date of the reporting quarter ending (RUR)		
	Short term (less than 12 months)	**Long term (more than 12 months)**	**Total**
Investments into securities of the Russian Federation		57 766 102	57 766 102
Investments into securities of the subjects of the Russian Federation			
Investments into securities of institutions of local governing			
Investments into securities, shares of other companies		12 117 221 545	12 117 221 545
Investments into bonds and other debt obligations	5 027 709 128	80 373 395	5 108 082 523
Other loans	8 436 901 274	9 766 153 530	18 203 054 804
Investments into subsidiaries of the Issuer	1 175 398 757	14 892 003 042	16 067 401 799
Investments into affiliates of the Issuer	26 225 427	63 951 734	90 177 161

Financial investments into companies that were liquidated in accordance with the legislation of the Russian Federation

Company name	**Liquidation date**	**Authority body that made decision on liquidation**	**Investments (RUR)**
Total			

Financial investments into companies that were declared bankrupt in accordance with the legislation of the Russian Federation

Company name	**Liquidation date**	**Authority body that made decision on liquidation**	**Investments (RUR)**
Total			-
Value of assets of the Issuer on the date of the reporting quarter ending (RUR)			96 848 351 000

Financial investments into companies investments in which make up not less than 10% of assets of the Issuer on the date of the reporting quarter ending

Company name	**Investments (RUR)**	**Share in assets**
JSC "Sibneft-Noyabrskneftegaz"	11 781 576 991	12.164974 %
Total	11 781 576 991	12.164974 %

55. Essential information on financial activities

C. Description of the Securities

56. Issuer's shares.

File No. 82-4882

Issue No: *1*
Category: ***ordinary***
Form of security issue: ***registered, non-documentary***
Nominal value of one share (RUR): ***0.0016***

Number of shares: ***4 516 396 250***
Total amount of issue: ***7 226 234***

Information about state registration of issue:
Date of registration: ***October 17, 1995***
Registration number: ***52-1n-0796***
The Registrar: ***Finance Departments***

Type of placement: ***placement among founders***
Term of placement: ***from October 31, 1995 to May 31, 1997***

The state of issue: ***placement is completed***
Actual amount of securities placed in accordance with registered report: ***4 516 396 250***

Information about state registration of issue:
Data of registration: ***August 10, 1998***
The Registrar: ***Federal Securities Commission of the Russian Federation***

The Restriction on Circulation of the Securities (if any):
The circulation of the Securities is not restricted

The market information on issued securities:
Shares are traded on the following markets: Russian trade system (RTS), Closed JSC "MISEX", non-profit partnership "Moscow Stock Exchange", non-profit partnership "Stock Exchange " St. Petersburg", as well as on the over-the-counter market.

Programme of American Depository receipts (ADR) of the first level

I. On April 20, 1999 JSC Sibneft obtained the permission of the SEC of the USA to issue ADR of the first level. Auction started on April 20, 1999 at 9 am New York time. The total value of the issue is 20 million ADR at the rate 1:10 (one ADR – 10 shares). Including the addition placement of shares, 20 million ADR is 4,2% of the Sibneft's Charter Capital.

II. On May 26, 2000 JSC Sibneft obtained the permission of the SEC of the USA to double the issue of ADR of the first level (for 4,2% or 20 million ADR). The total value of the issue is 40 million ADR, which is 8,4 % of the Charter Capital of JSC Sibneft, at the rate 1:10 (one ADR – 10 shares).

The depository bank is The Bank of New York.
The registration of ADRs will allow foreign investors to effect stock transaction with Sibneft's securities on external markets by International standards. That will lead to the following development of the securities market of the Company.
ADR are traded on Frankfurt Stock Exchange and Berlin Stock Exchange.
From 3 November 2000 ADRs are traded on NEWEX in segment NX.plus.

Additional relevant information on the issued securities:
On 01 July 2002 American Depository receipts accounted 4,313 per cent of placed shares of the Issuer.

Issue No: *2*
Category: ***ordinary***
The form of share issue: ***registered, non-documentary***
Nominal value of one share (RUR): ***0.0016***
Number of shares: ***224 903 389***

Total amount of issue: ***359 845.4224***

Information about state registration of issue:
Date of registration: ***December 16, 1998***
Registration number: ***1-02-00146-A***
The Registrar: ***Federal Securities Commission of the Russian Federation***

Type of placement: ***closed subscription***
Term of placement: ***from January 14, 1999 to March 16, 1999***

The state of issue: ***placement is completed***
Actual amount of security placed in accordance with registered report: ***224 903 389***

Information about state registration of issue:
Data of registration: ***April 26, 1999***
The Registrar: ***Federal Securities Commission of the Russian Federation***

The Restriction on Circulation of the Securities (if any):
The circulation of the Securities on the secondary market is not restricted

The market information on issued securities:
Shares are traded on the following markets: Russian trade system (RTS), non-profit partnership "Moscow Stock Exchange", non-profit partnership "Stock Exchange " St. Petersburg", as well as on the over-the-counter market.

Programme of American Depository receipts (ADR) of the first level

I. On April 20, 1999 JSC Sibneft obtained the permission of the SEC of the USA to issue ADR of the first level. Auction started on April 20, 1999 at 9 am New York time. The total value of the issue is 20 million ADR at the rate 1:10 (one ADR – 10 shares). Including the addition placement of shares, 20 million ADR is 4,2% of the Sibneft's Charter Capital.

II. On May 26, 2000 JSC Sibneft obtained the permission of the SEC of the USA to double the issue of ADR of the first level (for 4,2% or 20 million ADR). The total value of the issue is 40 million ADR, which is 8,4 % of the Charter Capital of JSC Sibneft, at the rate 1:10 (one ADR – 10 shares).

The depository bank is The Bank of New York.
The registration of ADRs will allow foreign investors to effect stock transaction with Sibneft's securities on external markets by International standards. That will lead to the following development of the securities market of the Company.
ADR are traded on Frankfurt Stock Exchange and Berlin Stock Exchange.
From 3 November 2000 ADRs are traded on NEWEX in segment NX.plus.

Additional relevant information on the issued securities:
On 01 October 2002 American Depository receipts accounted 4,654 per cent of placed shares of the Issuer.

57. Information on Issuer's bonds.
No bonds issues

D. Other Information on Securities.

58, 59, 60. Shareholder's rights. Dividends paid.
Category of shares: ***ordinary***
Form of shares: ***registered non-documentary***
The full name of the category/type of shares: ***ordinary registered non-documentary shares***
The owner's rights this category (type):

Rights of the holders of shares of all categories (types):

to alienate the shares held by them without the consent of other shareholders and/or the Company;

the shareholders of the Company shall have the preferred right to buy additional shares and emission securities convertible into shares, when they are placed through closed subscription, in quantities proportionate to the quantity of the shares of the respective category (type) held by them;

the shareholders of the Company who have voted against the placement of shares or emission securities convertible into shares through closed subscription or who have not participated in the vote on this matter shall have the preferred right to buy additional shares and emission securities convertible into shares, when they are placed through closed subscription, in quantities proportionate to the quantity of the shares of the respective category (type) held by them. The said right shall not apply to the placement of shares or other emission securities convertible into shares through closed subscription exclusively among shareholders in the event shareholders can acquire a whole number of placed shares or other emission securities convertible into shares in quantities proportionate to the quantity of the shares of the respective category (type) held by them;

to receive a share of net profits (dividends) to be distributed between shareholders as prescribed by the law and the Charter depending on the category (type) of the shares held by him/her;

to receive part of the property of the Company (liquidation quota) remaining after the liquidation of the Company in proportion to the quantity of the shares of the respective category (type) held by him/her;

to have access to the documents of the Company as prescribed by the law and the Charter and to obtain copies thereof for pay;

to exercise other rights as prescribed by the laws, the Charter and decisions passed by the shareholders' general meeting within its terms of reference.

Ordinary Shares

Every ordinary share of the Company shall have equal face value and entitle its holder to an equal amount of rights.

Under the Federal Law On Joint-Stock Companies the holders of ordinary shares of the Company can attend the shareholders' general meeting with the right to vote on matters within its terms of reference, and also have the right to receive dividends, and in the event of the liquidation of the Company the right to receive part of its property (liquidation quota).

Voting Shares

The voting share shall be a share entitling its holder to the right to vote on all matters within the terms of reference of the general meeting or on individual matters within its terms of reference.

The share carrying the right to vote on all matters within the terms of reference of the general meeting shall be:

a fully paid ordinary share, with the exception of the shares at the disposal of the Company.

The shares carrying the right to vote on all matters within the terms of reference of the shareholders' general meeting shall entitle their holder to the right:

to participate in voting (including by proxy) at the shareholders' general meeting on all questions within its terms of reference;

to nominate candidates for the agencies of the Company under the procedures and terms and conditions envisaged by the law and by the Charter;

to make proposals for the agenda of the shareholders' annual general meeting under the procedures and terms and conditions envisaged by the law and by the Charter;

to request to see the list of persons entitled to attend the shareholders' general meeting under the procedures and terms and conditions envisaged by the law and by the Charter;

to have access to the accounting records and documents under the procedures and terms and conditions envisaged by the law and by the Charter;

to request the convocation of an extraordinary general meeting of shareholders and/or verification of the financial and business operations of the Company by the auditing commission under the procedures and terms and conditions envisaged by the law and by the Charter;

to request the buyout by the Company of al or part of his/her shares in cases prescribed by the law.

The dividends paid on the shares of this category (type):

Period: ***1999, IV quarter***
Amount of dividends accrued on one stock: ***0***
The total amount of dividends accrued on shares of this category (RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2000, III quarter***
Amount of dividends accrued on one share (RUR): ***0.3***
The total amount of dividends accrued on shares of this category (RUR): ***1 422 389 891.7***

Total amount of dividends actually paid out on the shares of this category (RUR): *1 421 447 546.57*

Period: ***2000, IV quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category (RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, I quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, II quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, III quarter***
Amount of dividends accrued on one share (RUR): *3.79*
The total amount of dividends accrued on shares of this category(RUR): ***17 969 525 631***
Total amount of dividends actually paid out on the shares of this category (RUR): ***17 936 512 408.299999***

Period: ***2001***
Amount of dividends accrued on one share (RUR): *2.32*
The total amount of dividends accrued on shares of this category(RUR): ***10 999 815 162.4***
Total amount of dividends actually paid out on the shares of this category (RUR): ***10 938 153 671.299999***

Period: ***2002, I quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2002, II quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Amount of accrued dividends on stocks of this category (type) the date of payment for which has not begun yet (RUR): ***0***

Period: ***2002, III quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Amount of accrued dividends on stocks of this category (type) the date of payment for which has not begun yet (RUR): ***0***

61. The Restriction on Circulation of the Securities.
Please see item 56 and 57

62. Other Relevant Information on the Securities.

According to the Charter of the Company:

Dividend shall be part of the net profits of the Company that is distributed among shareholders in proportion to the shares of the respective categories and types that are held by them.

The Company shall have the right to take decision on (announce) the payment of dividends on placed shares.

Decision on the payment of dividends, the amount of dividend and the form of its payment on the shares of each category (type) shall be taken in accordance with the requirements of the Federal Law On Joint-Stock Companies. The amount of the dividend may not be higher than that suggested by the Board of Directors of the Company.

The dividend shall be paid in cash unless otherwise stipulated by the decision of the shareholders' general meeting on the payment of dividends.

The deadline for the payment of dividends is May 31 of the year following the year in which the decision was taken on the payment of dividends, unless otherwise established by the decision on the payment of dividends.

In taking the decision on (announcing) the payment of dividends, the Company shall comply with the restrictions prescribed by federal laws.